Exhibit 99.2

FASF

November 7, 2005

Consolidated Financial Results

for the Interim Period of Fiscal 2005

(Six-Month Period Ended September 30, 2005)

Sankyo Company, Limited

Listed company: DAIICHI SANKYO COMPANY, LIMITED

Stock code number: 4568

Listed exchanges: Tokyo, Osaka, and Nagoya

Head office: Tokyo, Japan

Homepage: http://www.sankyo.co.jp/

Address: 5-1 Nihonbashi Honcho 3-chome Chuo-ku, Tokyo 103-8426, Japan

Meeting of Board of Directors: November 7, 2005

Parent company name: DAIICHI SANKYO COMPANY, LIMITED

Parent company shareholding in the Company: 100%

U.S. accounting standards: Not applicable

Consolidated Financial Results for the Interim Period of Fiscal 2005

(1) Consolidated Financial Results

	Net sales		Operating income		Ordinary income
	Millions of yen	Percent change	Millions of yen	Percent change	Millions of yen	Percent change
Interim period of fiscal 2005	286,207	(1.3)	48,101	(2.2)	49,899	(0.3)
Interim period of fiscal 2004	289,988	(2.2)	49,159	(3.7)	50,073	(1.0)

Fiscal 2004	587,830		84,925		82,506

	Net income		Basic net income per share		Diluted net income per share
	Millions of yen	Percent change	Yen		Yen
Interim period of fiscal 2005	31,953	(15.8)	74.79		74.77
Interim period of fiscal 2004	37,965	59.3	88.39		88.36

Fiscal 2004	48,282		111.78		111.74

Notes:

1.	Equity in earnings of subsidiaries and affiliates accounted for by the equity method:

Interim period of fiscal 2005:	None
Interim period of fiscal 2004:	None
Fiscal 2004:	None

2.	Weighted-average number of common shares issued and outstanding during the period (consolidated):

Interim period of fiscal 2005:	427,249,015 shares
Interim period of fiscal 2004:	429,537,322 shares
Fiscal 2004:	429,527,836 shares

3.	Changes in accounting policies: Yes
4.	Percentages for net sales, operating income, ordinary income and net income represent a change from the corresponding interim results in the previous fiscal years.

(2) Consolidated Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
Interim period of fiscal 2005	961,383	732,146	76.2	1,731.85
Interim period of fiscal 2004	949,645	707,726	74.5	1,647.67

Fiscal 2004	976,230	716,587	73.4	1,667.76

Notes:    Total common share issued and outstanding at the end of the period (consolidated):

Interim period of fiscal 2005:	422,753,456 shares
Interim period of fiscal 2004:	429,530,609 shares
Fiscal 2004:	429,508,509 shares

(3) Consolidated Cash Flows

	Net cash flows from operating activities	Net cash flows from investing activities	Net cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim period of fiscal 2005	36,993	(10,283)	(32,605)	257,304
Interim period of fiscal 2004	57,817	2,466	(11,167)	244,103

Fiscal 2004	96,703	(16,265)	(12,716)	262,530

(4) Scope of Consolidation and Application of Equity Method:

Number of consolidated subsidiaries:	33
Number of non-consolidated subsidiaries accounted for by the equity method:	0
Number of affiliates accounted for by the equity method:	0

(5) Changes in Scope of Consolidation and Application of Equity Method:

Consolidated subsidiaries:	(Increase	)	0
	(Decrease	)	4
Companies accounted for by the equity method:	(Increase	)	0
	(Decrease	)	0

I. State of the Group

The Sankyo Group consists of Sankyo Company, Limited (the “Company”), its 50 subsidiaries, and its four affiliates, for a total of 55 companies. The group’s operating activities consist mainly of the manufacture and sale of pharmaceuticals, food products, agrochemicals, veterinary drugs and chemical products.

The following chart illustrates the organization of the Sankyo Group:

Consolidated Subsidiaries

Name	Lo cation	Capital/ Investment	Principal Business Operations	Percentage of Voting Rights Held	Nature of Relationship
					Mutual Directors	Financial Support	Operating Transactions	Facilities Leased	Other
		(Million yen)		(%)
Wakodo Co., Ltd.	Chiyoda-ku, Tokyo	2,918	Food	61.2 (0.7)	Yes	—	Sankyo purchases and sells products	—	—
Fuji Flour Milling Co., Ltd.	Shizuoka- shi	500	Food	66.6 (0.4)	Yes	Facility- related loans	Sankyo purchases raw materials	Research facilities and warehouses	—
Sankyo Organic Chemicals Co., Ltd.	Takatsu-ku, Kawasaki- shi	300	Pharmaceu- ticals and other	93.4	Yes	—	Sankyo purchases raw materials and consigns manufacturing	Manufacturing facilities	—
Nippon Nyukazai Co., Ltd.	Chuo-ku, Tokyo	300	Other	100.0	Yes	Loan guarantees	Sankyo purchases raw materials	Land	—
Sankyo Chemical Industries, Ltd.	Chuo-ku, Tokyo	65	Pharmaceu- ticals	100.0	No	Facility- related Loans and working capital	Sankyo purchases raw materials and consigns manufacturing	—	—
Hokkai Sankyo Co., Ltd.	Kitahiroshima-shi	52	Agrochemicals	96.2	Yes	—	—	—	—
Meguro Chemical Industry Co., Ltd.	Meguro-ku, Tokyo	40	Other	100.0	Yes	—	Sankyo purchases materials and consigns manufacturing	Manufacturing facilities	—
Utsunomiya Chemical Industry Co., Ltd.	Utsunomiya-shi	20	Agrochemicals	100.0 (100.0)	Yes	Facility- related loans	—	—	—
F.P. Processing Co., Ltd.	Ikuno-ku, Osaka-shi	30	Other	100.0	Yes	Working capital	Sankyo purchases materials	—	—
Institute of Science and Technology, Inc.	Shinagawa- ku, Tokyo	20	Pharmaceu- ticals	100.0	Yes	—	Sankyo consigns pharmaceutical testing	Offices	—
Sankyo Yell Yakuhin Co., Ltd.	Chiyoda-ku, Tokyo	96	Pharmaceu- ticals	100.0	Yes	Facility- related loans and working capital	Sankyo sells raw materials and purchases products	—	—
Nihon Shoni Iji Shuppansya Co., Ltd.	Shinjuku- ku, Tokyo	20	Food	100.0 (100.0)	No	—	—	—	—
Wako Logistics Co., Ltd.	Chofu-shi	21	Food	100.0 (100.0)	No	—	—	—	—
Wako Food Industry Co., Ltd.	Nagano-shi	25	Food	100.0 (100.0)	Yes	—	—	—	—
Sankyo Agro Co., Ltd.	Bunkyo-ku, Tokyo	350	Agrochemicals	100.0	Yes	—	Sankyo conducts R&D for the company	Land, buildings and offices	—
Sankyo Lifetech Co., Ltd.	Bunkyo-ku, Tokyo	300	Other	100.0	Yes	—	Sankyo conducts R&D and manufacturing for the company	Offices	—
Sino-Japan Chemical Co., Ltd.	Taipei, Taiwan	144 million NT$	Other	52.0 (3.4)	Yes	—	—	—	—
Sankyo Pharma Inc.	Parsippany, U.S.	20.1 million U.S. dollars	Pharmaceu- ticals	100.0	Yes	Trade payables related to co- promotion, and office and car lease guarantees	Sankyo sells products and consigns pharmaceutical R&D	—	Sankyo provides pharmaceutical technologies
Luitpold Pharmaceuticals Inc.	Shirley, U.S.	0.2 million U.S. dollars	Pharmaceu- ticals	100.0 (100.0)	Yes	—	—	—	—
Sankyo Grundstücks GmbH	Munich, Germany	5.1 million euros	Pharmaceu- ticals	100.0	No	—	—	—	—
Sankyo Pharma GmbH	Munich, Germany	16.0 million euros	Pharmaceu- ticals	100.0	No	—	Sankyo sells raw materials and consigns manufacturing and pharmaceutical R&D	—	Sankyo provides pharmaceutical technologies
Sankyo Pharma UK Ltd.	Amersham, UK	19.5 million pounds	Pharmaceu- ticals	100.0 (100.0)	No	—	—	—	—
Sankyo Pharma Espana S.A.	Madrid, Spain	120 thousand euros	Pharmaceu- ticals	100.0 (100.0)	No	—	—	—	—
Sankyo Pharma Italia S.p.A.	Rome, Italy	120 thousand euros	Pharmaceu- ticals	100.0 (100.0)	No	—	—	—	—
Sankyo Pharma Portugal Lda.	Porto Salvo, Portugal	349 thousand euros	Pharmaceu- ticals	100.0 (100.0)	No	—	—	—	—
Sankyo Pharmazeutika Austria GmbH	Vienna, Austria	18 thousand euros	Pharmaceu- ticals	100.0 (100.0)	No	—	—	—	—
Sankyo Pharma (Schweiz) AG	Thalwil, Switzerland	3 million Swiss Francs	Pharmaceu- ticals	100.0 (100.0)	No	—	—	—	—
Sankyo Pharma Nederland B.V.	Zwanenburg, the Netherlands	18 thousand euros	Pharmaceu- ticals	100.0 (100.0)	No	—	—	—	—
N.V. Sankyo Pharma Belgium S.A.	Louvain-La- Nueve, Belgium	62 thousand euros	Pharmaceu- ticals	100.0 (100.0)	No	—	—	—	—
Oy Sankyo Pharma Finland Ab	Helsinki, Finland	25 thousand euros	Pharmaceu- ticals	100.0 (100.0)	No	—	—	—	—
Sankyo Manufacturing France S.a.r.l.	Altkirch, France	457 thousand euros	Pharmaceu- ticals	100.0 (100.0)	No	—	—	—	—
Dignos-Chemie GmbH	Munich, Germany	40 thousand euros	Pharmaceu- ticals	100.0 (100.0)	No	—	—	—	—
Sankyo Pharma France S.A.S.	Rueil Malmaison, France	2,182 thousand euros	Pharmaceu- ticals	100.0 (100.0)	No	—	—	—	—

Notes:

1.	The terms used in the ‘Principal Operating Activities’ column represent an operating segment defined in the business segment information section.
2.	The following two subsidiaries submit securities reports (‘yukashoken todokedesho’ or ‘yukashoken hokokusyo’): Wakodo Co., Ltd. and Fuji Flour Milling Co., Ltd., whose common shares are publicly traded on the Tokyo and Nagoya Stock Exchanges, respectively.
3.	Figures in parentheses in the ‘Percentage of Voting Rights Held’ column represent a percentage of voting shares held indirectly, and are also included in the respective total percentages.
4.	Nippon Daiya Valve Co., Ltd., which had been a consolidated subsidiary of the Company until the year ended March 31, 2005, has been excluded from the scope of consolidation effective current interim period due to a disposition of the Company’s entire share holdings in this company in April 2005.
5.	Kyushu Sankyo Co., Ltd., which had been a consolidated subsidiary of the Company until the year ended March 31, 2005, has been excluded from the scope of consolidation effective current interim period due to an integration with two other consolidated subsidiaries, Sankyo Agro Co., Ltd. and Utsunomiya Chemical Industry Co., Ltd., in April, 2005.
6.	Sankyo Foods Co., Ltd., which had been a consolidated subsidiary of the Company until the year ended March 31, 2005, has been excluded from the scope of consolidation due to a sale of its business in July 2005.
7.	Dismed AG, which had been a consolidated subsidiary of the Company until the year ended March 31, 2005, has merged with Sankyo Pharma (Schweiz) AG in June 2005.

II. Management Policies

On September 28, 2005, Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd. established a joint holding company, DAIICHI SANKYO COMPANY, LIMITED, through a joint stock transfer. For information regarding the principal management policies and corporate strategies of the DAIICHI SANKYO Group, please refer to DAIICHI SANKYO’s report on the consolidated results for the interim period of fiscal 2005.

III. Results of Operations and Financial Position

1. Results of Operations

Overview of the Interim Period of Fiscal 2005

	(Millions of yen)
	Net sales	Operating income	Ordinary income	Net income
Interim period of fiscal 2005	286,207	48,101	49,899	31,953
Interim period of fiscal 2004	289,988	49,159	50,073	37,965
Change (%)	(1.3)	(2.2)	(0.3)	(15.8)

(1) Overview of Performance

During the current interim period, the pharmaceutical industry remained marked by intense competition. Although the pharmaceutical market in the United States continues to expand, strengthening of measures to contain medical costs persists. In Japan, stricter steps to reduce medical expenditures are also being implemented to ensure the soundness of the national medical insurance system, resulting in tougher operating conditions for pharmaceutical companies despite its market’s status being as the second largest in the world. In addition, the effects of borderless markets and global competition, mainly amongst the mega-pharmaceutical companies in Europe and the United States, is becoming more prominent within the Japanese market, contributing to increasingly fierce competition amid a flat market growth.

Furthermore, sluggish market conditions and tougher competition in such related industries as health care, food products, and agrochemicals, are making the general operating environment extremely challenging in these segments.

In these environments, Sankyo and Daiichi entered into an agreement to take their businesses to a new level through integration so that they may continue their missions as leaders in the Japanese market in the 21st century. On June 29, 2005, the integration was formally approved at the Sankyo’s 151st Ordinary General Shareholders Meeting, and on September 28, 2005, the joint holding company, DAIICHI SANKYO COMPANY LIMITED was established. Sankyo and Daiichi plan to complete the integration of their pharmaceutical operations by April 2007.

In the interim period, sales declined by 1.3% as compared to the same period in the previous fiscal year, to ¥286.2 billion, operating income decreased by 2.2%, to ¥48.1 billion, ordinary income was down by 0.3%, to ¥49.8 billion, and net income was down by 15.8%, to ¥31.9 billion.

Robust growth in sales, in Japan, Europe and the United States, of our strategic global product, olmesartan, an antihypertensive agent, offered in the United States as Benicar® and in Europe and Japan as Olmetec®, partially offset lower sales of the flagship antihyperlipidemic agent, Mevalotin®; the transfer of sales of Espo®, a drug for the treatment of renal anemia, and Gran®, a drug for the treatment of leukopenia, to Kirin Brewery Co., Ltd.; and the exclusion of Nippon Daiya Valve Co., Ltd., and Sankyo Foods Co., Ltd., from the scope of consolidation. As a result, net sales declined only slightly.

Operating income and ordinary income decreased mainly due to lower sales, higher R&D expenses, and an increase in payments to our business partner as a result of the increased sales of Benicar®.

Net income was down due to the aforementioned factors as well as an absence of ¥10.6 billion in extraordinary income from sale of land for the site of the Company’s former Tanashi Plant recorded in the same period in the previous fiscal year.

(2) Segment Information

Operating Segments

	(Millions of yen)
	Net Sales				Operating Income
	Interim period of fiscal 2005	Interim period of fiscal 2004	Change	Change (%)	Interim period of fiscal 2005	Interim period of fiscal 2004	Change	Change (%)
Pharm.	227,575	228,653	(1,078)	(0.5)	45,603	46,647	(1,044)	(2.2)
Other	59,538	62,750	(3,211)	(5.1)	2,166	2,112	54	2.6

1) Pharmaceuticals

Net sales in the pharmaceuticals segment totaled ¥227.5 billion, a 0.5% decline from the same period in the previous fiscal year, and operating income was ¥45.6 billion, down by 2.2%.

In Japan, sales of our top-priority strategic global product olmesartan—an antihypertensive agent sold as Benicar® in the United States and as Olmetec® in Europe and Japan—demonstrated solid growth, encouraged by the passage of a full year since the product’s May 2004 launch and the lifting of restrictions on long-term prescription. In addition, Sankyo Pharma Inc. continued to markedly expand sales of olmesartan in the United States under a co-promotion agreement with Forest Laboratories, Inc. In Europe, the Sankyo Pharma GmbH (SPG) Group also recorded higher sales of the agent, which it has been introducing sequentially in various European countries.

On the other hand, sales of the mainstay product Mevalotin®, an antihyperlipidemic agent declined substantially, due to lower bulk exports of the product to Bristol-Myers Squibb Company, the expiration of the patent of the products for this agent in Europe, and intensifying competition in Japan and the United States. In addition, the transfer of sales of Espo®, a drug for the treatment of renal anemia, and Gran®, a drug for the treatment of leukopenia, to Kirin Brewery Co., Ltd. led to a slight decline in overall sales in the pharmaceutical segment.

Operating income declined, due mainly to higher R&D expenses, rising costs related to the business integration with Daiichi and an increased profit sharing with co-promotion partner Forest Laboratories as a result of expanded sales of Benicar®.

2) Other

Net sales in this segment dipped by 5.1% from the same period in the previous fiscal year, to ¥59.5 billion, and operating income rose by 2.6%, to ¥2.1 billion.

During the interim period, the Sankyo Group sold the stock of Nippon Daiya Valve and the business of Sankyo Foods as part of initiatives to increase its focus on the pharmaceutical business. As a result, these companies were excluded from the scope of consolidation, leading to a decline in sales.

Operating income rose as a result of ongoing efforts to improve operational efficiency through cost controls, review of unprofitable products, and other measures that offset an increase in the cost of raw materials for chemicals and other products due to skyrocketing oil prices.

Geographic Segments

	Millions of yen)
	Net Sales				Operating Income
	Interim period of fiscal 2005	Interim period of fiscal 2004	Change	Change (%)	Interim period of fiscal 2005	Interim period of fiscal 2004	Change	Change (%)
Japan	222,080	237,060	(14,980)	(6.3)	36,997	44,082	(7,084)	(16.1)
North America	50,237	38,348	11,888	31.0	11,913	7,605	4,308	56.6
Other	24,629	23,665	964	4.1	(1,711)	(2,612)	900	—

1) Japan

Net sales totaled ¥222.0 billion, down by 6.3% from the same period in the previous fiscal year, and operating income was ¥36.9 billion, declining by 16.1%.

Although sales of the antihypertensive agent Olmetec® rose steadily, lower sales of the antihyperlipidemic agent Mevalotin® due to intensified competition; the transfer of sales of Espo®, a drug for the treatment of renal anemia, and Gran®, a drug for the treatment of leukopenia; and the exclusion of Nippon Daiya Valve and Sankyo Foods from the scope of consolidation led to a marked decline in sales in Japan.

Lower sales and a rise in selling, general and administrative expenses, mainly stemming from higher R&D expenses and costs related to the business integration with Daiichi, led to a substantial decline in operating income.

2) North America

Net sales rose by 31.0% from the corresponding period in the previous fiscal year, to ¥50.2 billion, and operating income jumped by 56.6%, to ¥11.9 billion.

Soaring sales of the antihypertensive agent Benicar® and its diuretic combination Benicar® HCT and a growth in sales of the antihyperlipidemic agent, WelChol®, at Sankyo Pharma Inc., coupled with a strong performance of the antianemia agent, Venofer®, at Luitpold Pharmaceuticals Inc., brought a significant increase in sales in North America.

Operating income also increased markedly, primarily due to a substantial rise in net sales despite higher selling, general and administrative costs associated with such factors as an increased profit sharing with our co-promotion partner as a result of expanded sales of Benicar®.

3) Other

Net sales were up by 4.1%, to ¥24.6 billion, and the operating loss shrank from ¥2.6 billion in the same period in the previous fiscal year, to ¥1.7 billion.

In Europe, the SPG Group saw a growth in sales of Olmetec®.

2. R&D Activities

In the current interim period, research and development costs amounted to ¥42.5 billion, or 14.9% of sales on a consolidated basis.

We have concentrated our management resources on creating and bringing new world-class drugs to market at an earliest possible date, focusing on six key research areas, including cardiovascular diseases.

As for R&D activities, Sankyo implemented a major organizational reform focused on integrating its global R&D organization in October 2003. This reform was based on the successes of the R&D restructuring program that Sankyo launched in July 2002—the R&D ReDesign (RDRD) Project. Sankyo is working to leverage the realignments to achieve the RDRD Project goals of prioritizing drugs in the pipeline, expediting decision-making, and rapidly developing innovative new drugs.

Sankyo’s principal global development products include CS-747 [Phase III (U.S. and Europe); Phase I (Japan)], a treatment for ischemic disease being jointly developed with the Eli Lilly Company; Fidarestat® [Phase III preparations (U.S. and Europe)], a diabetic neuropathy agent being jointly developed with Sanwa Kagaku Kenkyusho; CS-011 [Phase II (U.S. and Europe)], an antidiabetic agent being developed in-house; and CS-917 [Phase II (U.S. and Europe)], an antidiabetic agent being jointly developed with Metabasis. With respect to CS-747 (generic name: prasugrel), the results of Phase II trials showing that the agent has a safety profile similar to that of the standard treatment clopidogrel was presented at the European Society of Cardiology meeting in Munich, Germany, held in August 2004. In addition, in March 2005, the data from early phase trials of CS-747 comparing the agent to clopidogrel was presented at the American College of Cardiology meeting in Orlando, Florida. In these trials, CS-747 demonstrated more than ten times greater inhibition of platelet aggregation, quicker onset (more rapid effect), and more consistent action than clopidogrel. On the basis of results obtained to date, we are preparing to enter Phase III trials to demonstrate the superiority of CS-747 over clopidogrel. Regarding CS-505, anti-arteriosclerotic agent, we have decided that all ongoing clinical studies will be discontinued due to unsatisfactory study results.

2. Financial Position

(1) Overview of the Interim Period of Fiscal 2005

Cash Flow Analysis

	(Millions of yen)
	Interim period of fiscal 2005	Interim period of fiscal 2004	Change
Net cash flows from operating activities	36,993	57,817	(20,823)
Net cash flows from investing activities	(10,283)	2,466	(12,749)
Net cash flows from financing activities	(32,605)	(11,167)	(21,437)
Effect of exchange rate changes on cash and cash equivalents	983	52	930
Net increase (decrease) in cash and cash equivalents	(4,911)	49,169	(54,081)
Cash and cash equivalents at end of period	257,304	244,103	13,200

Cash and cash equivalents at the end of the interim period of fiscal 2005 declined by ¥5.2 billion from the end of the previous fiscal year, to ¥257.3 billion. Contributing factors are summarized as follows:

Cash Flows from Operating Activities

Net cash provided by operating activities decreased by ¥20.8 billion from the corresponding amount in the previous fiscal year, to ¥36.9 billion. This is mainly a result of a ¥15.9 billion decline in income before income taxes and minority interests and a ¥5.1 billion increase in corporate tax payments.

Cash Flows from Investing Activities

Net cash used in investing activities amounted to ¥10.2 billion, compared with a ¥2.4 billion inflows in the same period in the previous fiscal year, largely as a result of a ¥10.2 billion decrease in proceeds from sale of property, plant and equipment due to an absence of income from the sale of land for the site of Sankyo’s former Tanashi Plant posted in the same period in the previous fiscal year.

Cash Flows from Financing Activities

Cash used in financing activities rose by ¥21.4 billion from the same period in the prior year, to ¥32.6 billion, primarily reflecting a ¥16.4 billion increase in purchases of treasury stock and a ¥3.2 billion increase in dividend payments.

Trends in key cash flow indicators are summarized as follows:

	Fiscal 2003		Fiscal 2004		Fiscal 2005
	Interim	Year-end	Interim	Year-end	Interim
Shareholders’ equity ratio (%)	72.8	73.6	74.5	73.4	76.2
Debt redemption period (year)	0.2	0.3	0.2	0.2	0.2
Interest coverage ratio (times)	281.9	212.4	309.7	269.8	241.4

Shareholders’ equity ratio: Shareholders’ equity/total assets

Debt redemption period (annualized): Interest-bearing debt/cash flows from operating activities

Interest coverage ratio: Cash flows from operating activities/interest payments

Notes:

1.	All figures in the above table were calculated on a consolidated basis.
2.	Cash flows from operating activities represent net cash provided by operating activities in the consolidated statements of cash flows. Interest-bearing debt represents all liabilities subject to the payment of interest included in the consolidated balance sheets. In addition, interest payments are reflected as “interest paid” in the consolidated statement of cash flows.

IV. Consolidated Financial Statements

1. Consolidated Balance Sheets

		(Millions of yen)
		As of September 30, 2004		As of September 30, 2005		As of March 31, 2005
	See Note	Amount	%	Amount	%	Amount	%
ASSETS

Current assets

Cash and time deposits		181,751		167,869		175,960
Trade notes and accounts receivable		160,232		153,568		162,442
Marketable securities		122,505		148,008		146,632
Parent company stock		—		7,717		—
Inventories		88,546		85,720		89,979
Deferred tax assets		19,963		22,317		21,832
Other current assets		8,930		11,320		9,704
Allowance for doubtful accounts		(445)		(823)		(483)

Total current assets		581,484	61.2	595,699	62.0	606,067	62.1

Non-current assets

Property, plant and equipment, net	1
Buildings and structures	2	103,104		111,104		111,966
Machinery, equipment and vehicles	2	32,263		29,296		31,831
Land	2	30,536		31,925		30,655
Construction in progress		17,066		8,447		10,005
Other	2	11,279		12,110		11,980

Total property, plant and equipment		194,250	20.5	192,883	20.1	196,439	20.1

Intangible assets

Goodwill, net		994		696		845
Other, net		38,503		18,759		24,181

Total intangible assets		39,497	4.2	19,456	2.0	25,026	2.6

Investments and other assets

Investment securities	2	98,740		122,286		114,480
Long-term loans		5,774		5,731		5,876
Deferred tax assets		13,353		11,382		14,967
Other assets		16,899		14,261		13,702
Allowance for doubtful accounts		(356)		(317)		(329)

Total investments and other assets		134,412	14.1	153,344	15.9	148,696	15.2

Total non-current assets		368,160	38.8	365,683	38.0	370,163	37.9

Total assets		949,645	100.0	961,383	100.0	976,230	100.0

		(Millions of yen)
		As of September 30, 2004		As of September 30, 2005		As of March 31, 2005
	See Note	Amount	%	Amount	%	Amount	%
LIABILITIES

Current liabilities

Trade notes and accounts payable		48,991		40,334		54,435
Short-term bank loans	2	11,588		9,515		16,699
Income taxes payable		20,842		14,921		16,904
Accrued bonuses		12,736		—		13,481
Allowance for sales returns		455		679		476
Allowance for sales rebates		1,084		997		1,022
Allowance for contingent losses		—		2,240		—
Other current liabilities		57,831		75,452		70,691

Total current liabilities		153,530	16.2	144,140	15.0	173,712	17.8

Non-current liabilities

Long-term debt	2	3,410		3,633		3,373
Retirement and severance benefits		70,216		65,405		66,843
Directors’ retirement and severance benefits		1,768		1,375		1,830
Other non-current liabilities		4,007		4,892		4,447

Total non-current liabilities		79,403	8.3	75,306	7.8	76,495	7.8

Total liabilities		232,933	24.5	219,447	22.8	250,208	25.6

MINORITY INTERESTS

Minority interests		8,985	1.0	9,788	1.0	9,434	1.0

SHAREHOLDERS’ EQUITY

Common stock		68,793	7.2	68,793	7.2	68,793	7.0
Additional paid-in capital		66,862	7.0	66,862	6.9	66,862	6.8
Retained earnings		576,640	60.7	565,267	58.8	580,514	59.5
Net unrealized gain on marketable investment securities		22,827	2.4	36,115	3.8	27,857	2.9
Translation adjustments		(7,034)	(0.7)	(4,892)	(0.5)	(7,026)	(0.7)
Treasury stock at cost		(20,363)	(2.1)	—	—	(20,412)	(2.1)

Total shareholders’ equity		707,726	74.5	732,146	76.2	716,587	73.4

Total liabilities, minority interests and shareholders’ equity		949,645	100.0	961,383	100.0	976,230	100.0

2. Consolidated Statements of Income

		(Millions of yen)
		Interim period of fiscal 2004		Interim period of fiscal 2005		Changes from Interim 2004	Fiscal 2004
	See Note	Amount	%	Amount	%	Amount	Amount	%
Net sales		289,988	100.0	286,207	100.0	(3,780)	587,830	100.0
Cost of sales		105,318	36.3	94,568	33.0	(10,750)	213,874	36.4

Gross profit		184,669	63.7	191,639	67.0	6,970	373,956	63.6
Reversal of provision for sales returns		5	0.0	—	—		—	—
Provision for sales returns		—	—	202	0.1		15	0.0

Adjusted gross profit		184,674	63.7	191,437	66.9	6,762	373,940	63.6
Selling, general and administrative expenses		135,515	46.7	143,336	50.1	7,820	289,015	49.2
Advertising and promotional expenses		24,206		27,005			51,738
Salaries and bonuses		20,148		27,223			46,401
Provision for accrued bonuses		6,855		—			8,282
Retirement and severance benefits		2,283		2,034			3,976
Provision for directors’ retirement and severance benefits		227		252			248
Provision of allowance for doubtful accounts		—		369			—
Research and development costs		40,692		42,596			86,551
Amortization of goodwill		151		193			389
Other		40,950		43,660			91,427

Operating income		49,159	17.0	48,101	16.8	(1,058)	84,925	14.4
Non-operating income		3,464	1.2	4,260	1.5	795	6,425	1.1
Interest income		446		967			1,178
Dividend income		1,851		877			2,126
Rent income		476		494			889
Government subsidy		—		451			—
Other		689		1,469			2,230

Non-operating expenses		2,550	0.9	2,462	0.9	(88)	8,844	1.5
Interest expense		186		153			358
Charitable contributions		475		514			737
Derivative losses		—		483			—
Loss on disposal of inventories		890		409			3,983
Other		998		900			3,765

Ordinary income		50,073	17.3	49,899	17.4	(173)	82,506	14.0

		(Millions of yen)
		Interim period of fiscal 2004		Interim period of fiscal 2005		Changes from Interim 2004	Fiscal 2004
	See Note	Amount	%	Amount	%	Amount	Amount	%
Extraordinary income		14,717	5.0	3,602	1.3	(11,114)	15,775	2.7
Gain on sale of property, plant and equipment	1	12,045		3,407			12,179
Gain on sale of investment securities		26		195			983
Reversal of allowance for doubtful accounts		2,065		—			2,026
Gain on sale of investments in affiliates		539		—			544
Reversal of allowance for directors’ retirement and severance benefits		41		—			41

Extraordinary losses		3,855	1.3	8,486	3.0	4,631	20,603	3.5
Loss on disposal of property, plant and equipment	2	948		1,872			2,333
Loss on impairment of property, plant and equipment	3	2,806		3,913			15,865
Provision for contingent losses		—		2,240			—
Loss on disposal of investments in affiliates		—		374			—
Supplemental retirement benefits		99		43			662
Loss on valuation of investment securities		—		42			4
Loss on valuation of investments in affiliates		—		—			1,483
Loss on valuation of investments		—		—			249
Loss on sale of investment securities		—		—			5

Income before income taxes and minority interests		60,935	21.0	45,015	15.7	(15,920)	77,678	13.2

Income taxes		20,885	7.2	15,321	5.3	(5,564)	33,224	5.7
Deferred income taxes		1,834	0.6	(2,536)	(0.9)	(4,370)	(4,550)	(0.8)
Minority interests		249	0.1	275	0.1	26	722	0.1

Net income		37,965	13.1	31,953	11.2	(6,012)	48,282	8.2

3. Consolidated Statements of Capital Surplus and Retained Earnings

		(Millions of yen)
		Interim period of fiscal 2004		Interim period of fiscal 2005		Fiscal 2004
	See Note	Amount		Amount		Amount
ADDITIONAL PAID-IN CAPITAL

Additional paid-in capital at beginning of period			66,862		66,862		66,862
Increase in additional paid-in capital			—		—		—
Decrease in additional paid-in capital			—		—		—

Additional paid-in capital at end of period			66,862		66,862		66,862

RETAINED EARNINGS

Retained earnings at beginning of period			546,422		580,514		546,422
Increase in retained earnings
Net income		37,965		31,953		48,282
Increase due to merger with a non-consolidated subsidiary		117	38,083	—	31,953	117	48,399

Decrease in retained earnings
Cash dividends		7,516		10,737		13,959
Bonuses
Bonuses to directors		326		240		326
Bonuses to statutory auditors		21		20		21
Retirement of treasury stock		—		35,736		—
Loss on reissuance of treasury stocks		—		229		—
Decrease in number of consolidated subsidiaries		—	7,865	235	47,200	—	14,308

Retained earnings at end of period			576,640		565,267		580,514

4. Consolidated Statements of Cash Flows

		(Millions of yen)
		Interim period of fiscal 2004	Interim period of fiscal 2005	Changes from Interim 2004	Fiscal 2004
	See Note	Amount	Amount	Amount	Amount
Cash flows from operating activities:
Income before income taxes and minority interests		60,935	45,015	(15,920)	77,678
Depreciation		13,872	13,057	(815)	28,811
Loss on impairment of property, plant and equipment		2,806	3,913	1,107	15,865
Gain on sale of marketable and investment securities		(112)	(148)	(36)	(1,064)
Loss on valuation of marketable and investment securities		—	144	144	1,736
Amortization of goodwill		147	191	44	378
Increase (decrease) in allowance for doubtful accounts		(2,076)	364	2,441	(2,021)
(Decrease) increase in retirement and severance benefits		156	(862)	(1,018)	(3,498)
(Decrease) increase in accrued bonuses		(562)	(13,289)	(12,727)	224
Interest and dividend income		(2,298)	(1,844)	453	(3,304)
Interest expense		186	153	(33)	358
Gain on sale of property, plant and equipment		(11,222)	(1,584)	9,637	(10,731)
Decrease in trade receivables		9,953	9,530	(422)	8,147
Decrease in inventories		1,384	2,998	1,613	122
(Decrease) increase in trade payables		(1,769)	(14,955)	(13,186)	3,473
Other, net		(4,190)	9,347	13,538	6,329

Subtotal		67,209	52,030	(15,178)	122,504
Interest and dividends received		2,391	1,840	(550)	3,407
Interest paid		(186)	(153)	33	(358)
Income taxes paid		(11,596)	(16,724)	(5,127)	(28,851)

Net cash provided by operating activities		57,817	36,993	(20,823)	96,703

Cash flows from investing activities:
Purchases of time deposits		(5,773)	(1,022)	4,751	(7,889)
Proceeds from maturities of time deposits		5,191	1,344	(3,847)	10,842
Purchases of marketable securities		(29,132)	(23,520)	5,611	(62,969)
Proceeds from sale and maturities of marketable securities		42,771	37,769	(5,001)	77,786
Purchases of property, plant and equipment		(16,146)	(13,517)	2,628	(27,282)
Proceeds from sale of property, plant and equipment		13,324	3,029	(10,295)	14,696
Purchases of intangible assets		(846)	(2,092)	(1,245)	(2,439)
Purchases of investment securities		(7,762)	(13,700)	(5,938)	(21,704)
Proceeds from sale of investment securities		574	1,187	612	1,561
Proceeds from sale of investments in consolidated subsidiary		527	524	(3)	527
Payments for loans receivable		(468)	(555)	(87)	(904)
Proceeds from collection of loans receivable		756	270	(486)	1,342
Other, net		(549)	1	550	169

Net cash (used in) provided by investing activities		2,466	(10,283)	(12,749)	(16,265)

		(Millions of yen)
		Interim period of fiscal 2004	Interim period of fiscal 2005	Change from Interim 2004	Fiscal 2004
	See Note	Amount	Amount	Amount	Amount
Cash flows from financing activities:
Net (decrease) increase in short-term bank loans		(2,901)	(6,297)	(3,395)	2,365
Proceeds from long-term debt		12	791	779	470
Repayments of long-term debt		(660)	(628)	31	(1,282)
Purchases of treasury stock		(27)	(16,490)	(16,463)	(76)
Proceeds from sale of treasury stock		—	937	937	—
Dividends paid to shareholders		(7,515)	(10,734)	(3,218)	(13,960)
Dividends paid to minority interests		(65)	(132)	(67)	(109)
Other, net		(8)	(48)	(40)	(123)

Net cash used in financing activities		(11,167)	(32,605)	(21,437)	(12,716)

Effect of exchange rate changes on cash and cash equivalents		52	983	930	(123)

Net (decrease) increase in cash and cash equivalents		49,169	(4,911)	(54,081)	67,596

Cash and cash equivalents at beginning of period		194,789	262,530	67,740	194,789

Decrease in cash and cash equivalents due to exclusion from the scope of consolidation		—	(314)	(314)	—

Increase in cash and cash equivalents due to merger with a non-consolidated subsidiary		144	—	(144)	144

Cash and cash equivalents at end of period		244,103	257,304	13,200	262,530

Summary of Significant Accounting Principles and Policies in Preparation of the

Consolidated Financial Statements

1. Scope of Consolidation

Consolidated subsidiaries:         33

The names of the consolidated subsidiaries are included in ‘1. State of the Group.’

In addition, the following companies which had been consolidated subsidiaries of the Company until the year ended March 31, 2004, have been excluded from the scope of consolidation effective in the current interim period for various reasons: Nippon Daiya Valve Co., Ltd. (due to sale of the Company’s entire share holdings in April 2005), Kyushu Sankyo Co., Ltd. (due to an integration with Sankyo Agro Co., Ltd. and Kyushu Sankyo Co., Ltd.), and Sankyo Foods Co., Ltd. (due to sale of its business in July 2005).

Dismed AG, which had been a consolidated subsidiary of the Company until the year ended March 31, 2005, has merged with Sankyo Pharma (Schweiz) AG in June 2005.

Non-consolidated subsidiaries: 17

2. Application of the Equity Method

Non-consolidated subsidiaries accounted for by the equity method:	None
Affiliated companies accounted for by the equity method:	None
Non-consolidated subsidiaries not accounted for by the equity method:	17
Affiliated companies not accounted for by the equity method:	4

3. End of Interim Period for Consolidated Subsidiaries

The interim period for 17 of the Company’s overseas consolidated subsidiaries ended on June 30, 2005. Financial statements as of this date were used in the preparation of the consolidated financial statements. However, necessary adjustments have been made when significant transactions, if any, took place between this date and September 30, 2005.

4. Significant Accounting Principles and Policies

(1) Principles and Methods of Valuation of Important Assets

Marketable and investment securities

Held-to-maturity securities

Mainly the amortized cost method (straight-line amortization)

Available-for-sale securities

Securities with determinable market value:

Mainly the market value method based on the market value at the end of the interim period. Unrealized holding gains and losses are reported in a component of shareholder’s equity with the cost of securities sold being calculated by the moving-average method.

Securities without determinable market value:

Mainly stated at cost based on the moving-average method

Derivatives

Market value method

Inventories

Mainly stated at the lower of cost, by the average method, or market.

(2) Depreciation of Significant Depreciable Assets

Property, Plant and Equipment

The Company and its domestic consolidated subsidiaries account for depreciation of property, plant and equipment by the declining-balance method. However, buildings (excluding annexes) acquired on or after April 1, 1998, are accounted for by the straight-line method. Overseas consolidated subsidiaries account for depreciation of property, plant and equipment mainly by the straight-line method. The principal useful lives are as follows:

Buildings and structures:	2~60 years
Machinery, equipment and vehicles:	2~17 years

Intangible Assets

Intangible assets are being amortized by the straight-line method. Software for in-house use is amortized over the estimated useful lives of a five-year period.

(3) Methods of Accounting for Significant Allowances

Allowance for Doubtful Accounts

The Company and its consolidated subsidiaries cover the risk of credit losses from potential customer defaults by providing additions to this allowance on the basis of the historical default rates for regular accounts, and on an individual basis for specific accounts that are considered unlikely to be repaid in full.

Allowance for Sales Returns

To prepare for losses on sales returns of products sold, the Company and certain of its domestic consolidated subsidiaries have recorded a provision in amounts equal to the sum of gross profits and inventory losses on such returned products, mainly based on its estimates of possible returns.

Allowance for Sales Rebates

To prepare for future payments of sales rebates, the Company records a provision in an amount calculated by multiplying the sales rebate rate for the interim period by the amounts of wholesaler’s inventory or accounts receivable balances at the end of the interim period.

Retirement and Severance Benefits

To prepare for retirement and severance benefits, the Company and its domestic consolidated subsidiaries provides an accrual for the amount incurred by the end of the interim period based on projected benefit obligation and plan assets estimated at the end of the current fiscal year. Provisions of six of the Company’s overseas-consolidated subsidiaries have been made in accordance with accounting principles generally accepted in the countries of their domicile.

Prior service cost is amortized by the straight-line method over a period (five years) which is less than the estimated average remaining years of service of the eligible employees when the prior service cost was recognized.

The Company itself recognizes actuarial gains and losses immediately when they occur. The domestic consolidated subsidiaries amortize actuarial gain and loss by the straight-line method beginning in the fiscal year following the year in which the gain or loss was initially recorded over a period (five years) which is less than the average remaining years of service of the eligible employees when the actuarial gain or loss was recorded.

Directors’ Retirement and Severance Benefits

To prepare for directors’ retirement and severance benefits, the Company and its domestic consolidated subsidiaries provide an accrual for an amount based on the total benefits that would have been required to be paid at the end of the interim period in accordance with the internal policies. Two overseas consolidated subsidiaries record a provision for an amount incurred by the end of the interim period.

Allowance for Contingent Losses

To prepare for possible future contingent losses, the Company provides an accrual for an amount of reasonably possible losses by examining individual risks on a case by case basis.

(4) Translation of Significant Assets and Liabilities Denominated in Foreign Currencies into Yen

Receivables and payables denominated in foreign currencies are translated into yen amounts at the rates of exchange in effect at the balance sheet dates, with resulting translation gains and losses recognized currently in earnings. The assets and liabilities of overseas consolidated subsidiaries are converted into yen amounts at the rates of exchange in effect at their balance sheet dates. Income and expenses are converted into yen amounts at the average exchange rates in effect over the respective period, with resulting translation gains and losses recorded in a component of shareholder’s equity under translation adjustments or in the minority interests section of the balance sheets.

(5) Accounting for Significant Lease Transactions

Financing leases are accounted for using the same accounting method applied to operating leases, with the exception of those financing leases in which the legal title of the underlying property is transferred from the lessor to the lessee.

(6) Significant Hedge Accounting Methods

Hedge Accounting Methods

Foreign exchange forward contracts that meet certain hedge criteria are accounted for by the deferred hedge method. Interest rate swaps that meet certain hedge criteria and whose notional amounts, interest payments and maturities match with those of the hedged borrowings are accounted for by the special short-cut method as if the interest rates of the interest rate swaps had been originally applied to the underlying borrowings.

Hedging Instruments and Hedged Accounts

Hedging instruments:	Foreign exchange forward contracts, and interest rate swaps
Hedged items:	Accounts payable and receivable, forecasted transactions denominated in foreign currencies, and loans

Hedge Policy

Certain consolidated subsidiaries hedge foreign exchange rate fluctuations relating to imports and exports and interest rate risks relating to variable rate borrowings. The Company and its consolidated subsidiaries do not enter into speculative derivative transactions.

Methods of Assessing Hedge Effectiveness

The hedge effectiveness of foreign exchange forward contracts as a hedge has not been assessed, as the principal provisions of the transactions are the same. The effectiveness of interest rate swaps accounted for by the special short-cut method has also not been assessed, as permitted under the standard.

(7) Other Significant Policies Pertaining to the Consolidated Financial Statements

Consumption Tax Accounting Methods

The tax-exclusion (net of tax) method has been applied.

5. Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows consists of: cash in hand, deposits which can be withdrawn upon demand, and highly liquid short-term investments that are easily convertible into cash with little risk of fluctuation in value, and that mature within three months of the dates of acquisition.

Changes in Significant Accounting Principles and Policies in Preparation of the Consolidated Financial Statements

(Valuation Method of Inventories)

Previously, inventories of the Company and its domestic consolidated subsidiaries had been principally stated at cost determined by the average method; however, effective in the current interim period, inventories are principally stated at the lower of average cost or market.

This change was made to appropriately reflect the effect of changing market price to the valuation of inventories, considering the severe operating environment surrounding the pharmaceutical industry.

This change resulted in a ¥222 million decline in ordinary income and income before income taxes for this interim period compared to the amounts that would have been reported had the previous method been applied consistently.

(Accounting for Allowance for Sales Returns)

Previously, the Company and certain domestic consolidated subsidiaries had recorded the provision based on the maximum amounts calculated in accordance with the Corporate Tax Law in Japan; however, effective in the current interim period, the provision has principally been recorded in an amount equal to the sum of gross profits and inventory losses on such returned products, mainly based on its estimates of potential sales returns.

This change was made to appropriately reflect the effect of extremely high possibilities of returned products being disposed and not being reused or resold to the periodic income.

As a result, operating income, ordinary income, and income before income taxes for this interim period declined by ¥287 million as compared to the amounts that would have been reported had the previous method been applied consistently.

The effects of the above to the segment information are described in the “Segment Information” section.

Supplemental Information

(Accounting for Accrued Bonuses)

Previously, the Company and consolidated subsidiaries had accrued an estimated amount of bonuses payable for the interim period in “accrued bonuses”; however, effective in the current interim period, accrued bonuses have been recorded in “other current liabilities” as the amount of bonuses applicable to the current interim period have been fixed. As a result of this change, ¥12,168 million has been reported as accrued bonuses under the “other current assets” caption.

(Accounting for Allowance for Contingent Losses)

Effective in the current interim period, an allowance for contingent losses is provided for when a risk of valuation loss due to excess inventory in the future from a contract having a minimum volume purchase commitment becomes reasonably estimable. As a result, the Company has provided the allowance in the amount of ¥2,240 million in the current interim period.

Notes

Notes to the Consolidated Balance Sheets

As of September 30, 2004			As of September 30, 2005			As of March 31, 2005
1) Accumulated depreciation on property, plant and equipment totaled ¥316,229 million. 2) Pledged assets and secured liabilities Assets pledged as collateral and secured liabilities are as follows:			1) Accumulated depreciation on property, plant and equipment totaled ¥326,412 million. 2) Pledged assets and secured liabilities Assets pledged as collateral and secured liabilities are as follows:			1) Accumulated depreciation on property, plant and equipment totaled ¥322,172 million. 2) Pledged assets and secured liabilities Assets pledged as collateral and secured liabilities are as follows:

Pledged assets	(Millions of yen)		Pledged assets	(Millions of yen)		Pledged assets	(Millions of yen)
Buildings and structures	1,947	(1,588)	Buildings and structures	2,478	(1,933)	Buildings and structures	1,912	(1,562)
Machinery, equipment and vehicles	2,270	(2,270)	Machinery, equipment and vehicles	3,270	(3,270)	Machinery, equipment and vehicles	2,087	(2,087)
Land	277	(56)	Land	277	(56)	Land	277	(56)
Other	35	(35)	Other	34	(34)	Other	33	(33)
Investment securities	406	(—)	Investment securities	631	(—)	Investment securities	415	(—)

Total	4,937	(3,950)	Total	6,692	(5,294)	Total	4,727	(3,740)

Secured liabilities	(Millions of yen)		Secured liabilities	(Millions of yen)		Secured liabilities	(Millions of yen)
Short-term bank loans	3,487	(3,036)	Short-term bank loans	2,919	(2,441)	Short-term bank loans	3,314	(2,931)
Long-term debt	616	(218)	Long-term debt	1,372	(567)	Long-term debt	622	(289)

Total	4,103	(3,254)	Total	4,291	(3,008)	Total	3,936	(3,221)

Figures in parentheses indicate factory foundation mortgaged assets and related secured obligations, and are also included in the figures on the left.			Figures in parentheses indicate factory foundation mortgaged assets and related secured obligations, and are also included in the figures on the left.			Figures in parentheses indicate factory foundation mortgaged assets and related secured obligations, and are also included in the figures on the left.

As of September 30, 2004		As of September 30, 2005		As of March 31, 2005

3)      Contingencies

Certain debt and other obligations of non-consolidated companies and employees owed to financial institutions are guaranteed by the Company. A breakdown of these obligations is as follows:

3)      Contingencies

Certain debt and other obligations of non-consolidated companies and employees owed to financial institutions are guaranteed by the Company. A breakdown of these obligations is as follows:

3)      Contingencies

Certain debt and other obligations of non-consolidated companies and employees owed to financial institutions are guaranteed by the Company. A breakdown of these obligations is as follows:

	(Millions of yen)		(Millions of yen)		(Millions of yen)
Saudi Arabian-Japanese Pharmaceutical Co., Ltd.	414	Saudi Arabian-Japanese Pharmaceutical Co., Ltd.	346	Saudi Arabian-Japanese Pharmaceutical Co., Ltd.	366
One other company and employees	128	One other company and employees	65	One other company and employees	129

Total	542	Total	412	Total	496

		(2) For purchase contracts with the minimum volume purchase commitment, the Company is exposed to a risk of valuation loss due to excess inventory.		(2) For purchase contracts with the minimum volume purchase commitment, the Company is exposed to a risk of valuation loss due to excess inventory.

4)      The discounted trade notes receivable totaled ¥569 million.

5)      Overdraft and committed lines of credit contracts

The Company and its consolidated subsidiaries maintain overdraft contracts and committed lines of credit contracts with 14 financial institutions and 15 financial institutions, respectively, in order to allow an efficient procurement of working capital. The balance of unused credit lines under these contracts at the end of the interim period was as follows:

4)      The discounted trade notes receivable totaled ¥81 million.

5)      Overdraft and committed lines of credit contracts

The Company and its consolidated subsidiaries maintain overdraft contracts and committed lines of credit contracts with 16 financial institutions and 15 financial institutions, respectively, in order to allow an efficient procurement of working capital. The balance of unused credit lines under these contracts at the end of the interim period was as follows:

4)      The discounted trade notes receivable totaled ¥561 million.

5)      Overdraft contracts and commitment line contracts.

The Company and its consolidated subsidiaries maintain overdraft contracts and commitment line contracts with 16 financial institutions and 15 financial institutions, respectively, in order to allow an efficient procurement of working capital. The balance of unused credit lines under these contracts at fiscal year-end was as follows:

	(Millions of yen)		(Millions of yen)		(Millions of yen)
Overdraft limit and commitments totals	82,100	Overdraft limit and commitments totals	81,327	Overdraft limit and commitments totals	82,679
Overdrafts and commitments used	7,923	Overdrafts and commitments used	7,670	Overdrafts and commitments used	10,035

Overdrafts and commitments unused	74,177	Overdrafts and commitments unused	73,656	Overdrafts and commitments unused	72,643

Notes to the Consolidated Statements of Income

Interim Period of Fiscal 2004		Interim Period of Fiscal 2005		Fiscal 2004
1) Breakdown of gain on sale of property, plant and equipment		1) Breakdown of gain on sale of property, plant and equipment		1) Breakdown of gain on sale of property, plant and equipment

	(Millions of yen)		(Millions of yen)		(Millions of yen)
Buildings and structures	2	Machinery, equipment and vehicles	1	Buildings and structures	31
Machinery, equipment and vehicles	8	Land	3,404	Machinery, equipment and vehicles	14
Land	12,034	Other	0	Land	12,133
Other	0			Other	0

2) Breakdown of loss on disposal of property, plant and equipment		2) Breakdown of loss on disposal of property, plant and equipment		2) Breakdown of loss on disposal of property, plant and equipment

	(Millions of yen)		(Millions of yen)		(Millions of yen)
Buildings and structures	98	Buildings and structures	170	Buildings and structures	455
Machinery, equipment and vehicles	116	Machinery, equipment and vehicles	120	Machinery, equipment and vehicles	332
Land	567	Other	93	Land	567
Other	40	Other intangible assets	1,300	Other	133
Other intangible assets	0			Other intangible assets	300

In addition, expenses for disposal of property, plant and equipment totaled ¥126 million.		In addition, expenses for disposal of property, plant and equipment totaled ¥187 million.		In addition, expenses for disposal of property, plant and equipment totaled ¥545 million.

Interim period of fiscal 2004				Interim period of fiscal 2005				Fiscal 2004

3) Loss on Impairment of Property, Plant and equipment

For the interim period, the Company and its consolidated subsidiaries (the Sankyo Group) recorded impairment losses on the following asset groups.

3) Loss on Impairment of properly, plant and equipment

The Company and its consolidated subsidiaries (the Sankyo Group) classifies its assets held and used for its business operations into asset groups, about which separate financial information is regularly identified for management reporting purpose (e.g., product group), whereas the Sankyo Group classified lease assets and idle assets which are not directly used for its business operations on a property by property basis.

For the interim period, the Sankyo Group recorded impairment losses on the following asset groups.

3) Loss on Impairment of Property, Plant and Equipment

The Company and its consolidated subsidiaries (the Sankyo Group) classifies its assets held and used for its business operations into asset groups, about which separate financial information is regularly identified for management reporting purpose (e.g., product group), whereas the Sankyo Group classifies lease assets and idle assets which are not directly used for its business operations on a property by property basis.

For the fiscal year, the Sankyo Group recorded impairment losses in the amount of ¥15,865 million on the following asset groups.

(1)    Assets held and used for its business operations

With respect to a distribution right of an imported product (¥13,059 million) in the pharmaceutical segment, the Company recognized a full impairment loss in extraordinary losses because the Company expects negative cash flows from the imported product due to a decrease in profitability resulting from their sluggish sales.

(2)    Lease assets and idle assets

Location	Function	Asset Type	Status	Location	Function	Asset Type	Status	Location	Function	Asset Type	Status
Iwaki, Fukushima	Onahama Plant (manufacturing facilities of pharmaceuti-cals)	Buildings and structures Machinery, equipment and vehicles	Idle	Iwaki, Fukushima	Onahama Plant (manufacturing facilities of pharmaceuticals)	Buildings and structures Machinery, equipment and vehicles	Idle	Iwaki, Fukushima	Onahama Plant (manufacturing facilities of pharmaceuti-cals)	Buildings and structures Machinery, equipment and vehicles	Idle

Yasu, Shiga	Former Yasu- gawa Plant (manufacturing facilities of agrochemicals)	Buildings	Idle	Tsuchiura, Ibaraki	Company dormitory land	Land	Idle	Yasu, Shiga	Former Yasu- gawa Plant (manufacturing facilities of agrochemicals)	Buildings	Idle

Shizuoka, etc., Shizuoka	Company dormitory land	Land	Idle					Shizuoka, etc., Shizuoka	Company dormitory land	Land	Idle

The Sankyo Group classified its assets held and used for its business operations into asset groups, about which separate financial information is regularly identified for management reporting purpose (e.g., product group), whereas the Sankyo Group classified lease assets and idle asset which are not directly used for its business operations on a property by property basis.

There was no indication of impairment for the assets that are held and used for operations of the Sankyo Group’s business. However, since the asset groups shown in the table above were idle and their expected use was uncertain in the foreseeable future, the Sankyo Group reduced their book values to recoverable amounts and recorded such reduction as impairment loss of ¥2,806 million in extraordinary losses.

These impairment losses consisted of the loss for buildings and structures of ¥2,159 million, for machinery, equipment and vehicles of ¥525 million, for land of ¥112 million, and for other assets of ¥9 million.

The Sankyo Group measures the recoverable amount of such asset groups by net realizable value. The Sankyo Group calculates the net realizable value of land based on the valuation amount for real estate tax purpose, with reasonable adjustments. With respect to buildings and machinery, equipment and vehicles, their net realizable values were estimated at five percent of their acquisition costs.

There was no indication of impairment for the assets that are held and used for operations of the Sankyo Group’s business. However, since the asset groups shown in the table above were idle and their expected use was uncertain in the foreseeable future, the Sankyo Group reduced their book values to recoverable amounts and recorded such reduction as impairment loss of ¥3,913 million in extraordinary losses.

These impairment losses consisted of the losses for buildings and structures of ¥2,004 million, for machinery, equipment and vehicles of ¥1,881 million, for land of ¥11 million, and for other assets of ¥16 million.

The Sankyo Group measures the recoverable amount of such asset groups by net realizable value. The Sankyo Group calculates the net realizable value of land based on the valuation amounts for real estate tax purpose, with reasonable adjustments. With respect to buildings and machinery, equipment and vehicles, their net realizable values were estimated at five percent of their acquisition costs.

Since the asset groups shown in the table above were idle and their expected use was uncertain in the foreseeable future, the Sankyo Group reduced their book values to recoverable amounts and recorded such reduction as impairment loss of ¥2,806 million in extraordinary losses.

Interim Period of Fiscal 2004	Interim Period of Fiscal 2005	Fiscal 2004

3) Impairment Loss (continued)

These impairment losses consisted of the losses for buildings and structures of ¥2,159 million, for machinery, equipment and vehicles of ¥525 million, for land of ¥112 million, and for other assets of ¥9 million.

The Sankyo Group measures the recoverable amount of such asset groups by net realizable value. The Sankyo Group calculates the net realizable value of land based on the valuation amount for real estate tax purpose, with reasonable adjustments. With respect to buildings and machinery, equipment and vehicles, their net realizable values were estimated at five percent of their acquisition costs.

Notes to the Consolidated Statements of Cash Flows

Interim Period of Fiscal 2004		Interim Period of Fiscal 2005		Fiscal 2004
1) Reconciliation of cash and cash equivalents at the end of the interim period to balance sheet accounts.		1) Reconciliation of cash and cash equivalents at the end of the interim period to balance sheet accounts.		1) Reconciliation of cash and cash equivalents at the end of the interim period to balance sheet accounts.

	(Millions of yen)		(Millions of yen)		(Millions of yen)
Cash and time deposits	181,751	Cash and time deposits	167,869	Cash and time deposits	175,960
Marketable securities	122,505	Marketable securities	148,008	Marketable securities	146,632
Time deposits with maturities extending over three months	(6,000)	Time deposits with maturities extending over three months	(2,148)	Time deposits with maturities extending over three months	(2,484)
Stocks and securities with maturities extending over three months	(54,153)	Stocks and securities with maturities extending over three months	(56,424)	Stocks and securities with maturities extending over three months	(57,577)
Cash and cash equivalents	244,103	Cash and cash equivalents	257,304	Cash and cash equivalents	262,530

Lease Transactions

Pro-forma information on financing leases has not been presented herein because the Company discloses such information through EDINET (Electronic Disclosure for Investors’ NETwork).

Marketable and Investment Securities

Interim Period of Fiscal 2004 (as of September 30, 2004)

1. Held-to-Maturity Securities with Determinable Market Value

	(Millions of yen)
	Carrying amount	Market value	Difference
(1) Government and local bonds	24,792	24,793	1
(2) Corporate bonds	50,057	50,179	122
(3) Other	—	—	—

Total	74,849	74,973	123

2. Available-for-sale Securities with Determinable Market Value

	(Millions of yen)
	Acquisition cost	Carrying amount	Difference
(1) Stocks	20,874	59,675	38,801
(2) Bonds
a) Government and local bonds	—	—	—
b) Corporate bonds	—	—	—
c) Other	—	—	—
(3) Other	222	221	(0)

Total	21,097	59,897	38,800

Notes:

When the market value of securities has dropped by 30% or more from the acquisition costs, the securities are classified as having ‘fallen significantly.’ When the securities’ market decline is 50% or more, the securities are written-down to their market value. When the market value of securities has dropped by 30% or more but less than 50%, likelihood of recovery is estimated on the basis of market value trends and the financial conditions of the issuing companies. Write-downs are recognized in all cases other than those for which there is a prospect for recovery.

3. Securities without Determinable Market Value

(Millions of yen)
Carrying amount
(1) Held-to-Maturity securities
a) Commercial papers	32,998
b) Other	10

(2) Available-for-sale securities
a) Unlisted stocks (excluding stocks traded on the OTC market)	13,317
b) Money management funds, etc.	36,887
c) Other	—

Interim Period of Fiscal 2005 (as of September 30, 2005)

1. Held-to-Maturity Securities with Determinable Market Value

	(Millions of yen)
	Carrying amount	Market value	Difference
(1) Government and local bonds	36,400	36,400	—
(2) Corporate bonds	49,430	49,450	20
(3) Other	—	—	—

Total	85,830	85,850	20

2. Available-for-sale Securities with Determinable Market Value

	(Millions of yen)
	Acquisition cost	Carrying amount	Difference
(1) Stocks	20,994	81,137	60,142
(2) Bonds
a) Government and local bonds	—	—	—
b) Corporate bonds	—	—	—
c) Other	13,275	13,275	—
(3) Other	119	133	13

Total	34,390	94,546	60,156

Notes:

During the interim period, an impairment loss of ¥42 million has been recorded for available-for-sale securities with determinable market value.

When the market value of securities has dropped by 30% or more from the acquisition costs, the securities are classified as having ‘fallen significantly.’ When the securities’ market decline is 50% or more, the securities are written-down to their market value. When the market value of securities has dropped by 30% or more but less than 50%, likelihood of recovery is estimated on the basis of market value trends and the financial conditions of the issuing companies. Write-downs are recognized in all cases other than those for which there is a prospect for recovery.

3. Securities without Determinable Market Value

(Millions of yen)
Carrying amount
(1) Held-to-Maturity securities
a) Commercial papers	27,997
b) Other	10

(2) Available-for-sale securities
a) Unlisted stocks (excluding stocks traded on the OTC market)	13,588
b) Money management funds, etc.	50,310
c) Other	3,929

Fiscal 2004 (as of March 31, 2005)

1. Held-to-Maturity Securities with Determinable Market Value

	(Millions of yen)
	Carrying amount	Market value	Difference
(1) Government and local bonds	29,090	29,091	0
(2) Corporate bonds	54,225	54,357	131
(3) Other	—	—	—

Total	83,316	83,448	132

2. Available-for-sale Securities with Determinable Market Value

	(Millions of yen)
	Acquisition cost	Carrying amount	Difference
(1) Stocks	20,553	67,906	47,353
(2) Bonds
a) Government and local bonds	—	—	—
b) Corporate bonds	—	—	—
c) Other	—	—	—
(3) Other	222	231	8

Total	20,776	68,137	47,361

Notes:

When the market value of the securities has dropped by 30% or more from the acquisition costs, the securities are classified as having ‘fallen significantly. When the securities’ market decline is 50% or more, the securities are written-down to their market value. When the market value of securities has dropped by 30% or more but less than 50%, likelihood of recovery is estimated on the basis of market value trends and the financial conditions of the issuing companies. Write-downs are recognized in all cases other than those for which there is a prospect for recovery.

3. Securities without Determinable Market Value

(Millions of yen)
Carrying amount
(1) Held-to-Maturity securities
a) Commercial papers	29,998
b) Other	10

(2) Available-for-sale securities
a) Unlisted stocks (excluding stocks traded on the OTC market)	14,416
b) Money management funds, etc.	60,848
c) Other	2,583

Derivative Transactions

Fair value information of derivative instruments has not been presented because the Company discloses such information through EDINET (Electronic Disclosure for Investors’ NETwork).

Segment Information

(1) Operating Segments

	(Millions of yen)
Interim period of fiscal 2004	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	228,127	61,860	289,988	—	289,988
(2) Inter-segment sales and transfers	525	889	1,415	(1,415)	—

Total	228,653	62,750	291,403	(1,415)	289,988

Operating expenses	182,005	60,637	242,643	(1,814)	240,829

Operating income	46,647	2,112	48,760	399	49,159

Interim period of fiscal 2005	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	227,321	58,886	286,207	—	286,207
(2) Inter-segment sales and transfers	254	652	906	(906)	—

Total	227,575	59,538	287,114	(906)	286,207

Operating expenses	181,972	57,372	239,344	(1,237)	238,106

Operating income	45,603	2,166	47,769	331	48,101

Fiscal 2004	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	454,710	133,120	587,830	—	587,830
(2) Inter-segment sales and transfers	922	1,723	2,646	(2,646)	—

Total	455,633	134,843	590,476	(2,646)	587,830

Operating expenses	378,137	128,256	506,393	(3,488)	502,904

Operating income	77,495	6,587	84,083	842	84,925

Notes:

1.	Method of classifying operating segments
Classifications into ‘Pharmaceuticals’ and ‘Other’ is based on a consideration of product type, market characteristics and other factors.
2.	Main products in each operating segment

Operating segments		Main products
Pharmaceuticals		Ethical drugs, healthcare products

	Food	Food products and additives

Other	Agrochemicals	Insecticides, herbicides and fungicides

	Other	Chemical products and veterinary drugs

1. As noted in “Summary of Significant Accounting Principles and Policies in Preparation of the Consolidated Financial Statement”, beginning in the current interim period, a provision for sales returns has been principally recorded in an amount equal to the sum of gross profits and inventory losses, based on its estimates of possible sales returns. As a result, operating income for the pharmaceutical segment has declined by ¥287 million. There were no effects on other segment.

(2) Geographic Segments

	(Millions of yen)
Interim period of fiscal 2004	Japan	North America	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	231,128	36,803	22,056	289,988	—	289,988
(2) Inter-segment sales and transfers	5,932	1,545	1,608	9,086	(9,086)	—

Total	237,060	38,348	23,665	299,074	(9,086)	289,988

Operating expenses	192,978	30,743	26,277	249,999	(9,170)	240,829

Operating income (loss)	44,082	7,605	(2,612)	49,075	83	49,159

Interim period of fiscal 2005	Japan	North America	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	214,984	48,232	22,991	286,207	—	286,207
(2) Inter-segment sales and transfers	7,095	2,004	1,638	10,738	(10,738)	—

Total	222,080	50,237	24,629	296,946	(10,738)	286,207

Operating expenses	185,082	38,323	26,340	249,746	(11,639)	238,106

Operating income (loss)	36,997	11,913	(1,711)	47,199	901	48,101

Fiscal 2004	Japan	North America	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	461,748	76,902	49,178	587,830	—	587,830
(2) Inter-segment sales and transfers	12,119	3,424	3,466	19,010	(19,010)	—

Total	473,867	80,327	52,645	606,841	(19,010)	587,830

Operating expenses	400,554	67,184	53,956	521,694	(18,789)	502,904

Operating income (loss)	73,313	13,143	(1,310)	85,146	(220)	84,925

Notes:

1.	Method of classifying geographic segments

Geographic segments are classified on the basis of geographic proximity.

2.	Countries and regions included in segments other than Japan

North America: the United States

Other: Germany, the United Kingdom, France, Spain, Italy, Taiwan and other

3.	As noted in “Summary of Significant Accounting Principles and Policies in Preparation of the Consolidated Financial Statement”, beginning in the current interim period, a provision for sales returns has been principally recorded in an amount equal to the sum of gross profits and inventory losses, based on its estimates of possible sales returns. As a result, operating income for Japan has declined by ¥287 million. There were no effects on North America and Other geographic segments.

(3) Overseas Sales

	(Millions of yen)
Interim period of fiscal 2004	North America	Europe	Other areas	Total
Overseas net sales	58,299	43,051	7,824	109,175
Consolidated net sales				289,988
Percentage of overseas net sales to consolidated net sales (%)	20.1	14.8	2.7	37.6

Interim period of fiscal 2005	North America	Europe	Other areas	Total
Overseas net sales	71,190	37,687	8,868	117,746
Consolidated net sales				286,207
Percentage of overseas net sales to consolidated net sales (%)	24.9	13.1	3.1	41.1

Fiscal 2004	North America	Europe	Other areas	Total
Overseas net sales	114,949	85,372	15,324	215,645
Consolidated net sales				587,830
Percentage of overseas net sales to consolidated net sales (%)	19.6	14.5	2.6	36.7

Notes:

1.	Method of classifying countries and regions

Countries and regions are classified on the basis of geographic proximity.

2.	Countries and regions included in each area

North America: the United States and Canada

Europe: Germany, the United Kingdom, Spain, Italy, Ireland, France, Switzerland and others

Other areas: Asia, the Middle East, Latin America and others

3.	Overseas net sales are sales of the Company and its consolidated subsidiaries which are transacted in countries or regions outside of Japan.

V. Production, Orders and Sales

1. Production

Production by operating segment for the interim period of fiscal 2005 is summarized as follows:

Operating segment	Amount (Millions of yen)	Percentage of previous interim results (%)
Pharmaceuticals	155,728	91.3
Other	33,106	91.8

Total	188,835	91.4

Notes:

1.	The amounts are based on net selling prices and after elimination of inter-segment sales.
2.	The above amounts are stated exclusive of consumption tax.

2. Orders

The Sankyo Group performs production according to their own production plans, which are primarily based on their sales forecast. Order production is carried out at certain subsidiaries; however, the amount of order back-log has not been included herein as such amounts were insignificant.

3. Net sales

Net sales by operating segment for the interim period of fiscal 2005 were as follows:

Operating segment	Amount (Millions of yen)	Percentage of previous interim results (%)
Pharmaceuticals	227,321	99.6
Other	58,886	95.2

Total	286,207	98.7

Notes:

1.	The Amounts represent net sales to external customers.
2.	Net sales to major customers and their percentage of total net sales were as follows:

	Interim period of fiscal 2004		Interim period of fiscal 2005
Customers	(Millions of yen)%		(Millions of yen)%
Bristol-Myers Squibb Company	40,817	14.1	37,760	13.2
Alfresa Corporation	—	—	30,008	10.5

(Alfresa Corporation has changed its business name as of October 1, 2004 from Fukujin Co., Ltd. due to succession of Azwell Inc.’s wholesale business, and Taisyodo Co. Ltd.’s sales business)

3.	The above amounts are stated exclusive of consumption tax.